UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2011.

Commission File Number 001-33878

Gushan Environmental Energy Limited

(Translation of registrant’s name into English)

No. 37, Golden Pond Road, Golden Mountain Industrial District, Fuzhou City,

Fujian Province, People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gushan Environmental Energy Limited
(Registrant)

Date: January 18, 2011	By	/s/ Frank Ngai Chi Chan
(Signature)
Frank Ngai Chi Chan Principal Financial Officer and Principal Accounting Officer

FOR IMMEDIATE RELEASE

For further information, please contact:

US	Asia
Elizabeth Cheek	Rico Ngai
Hill & Knowlton (New York)	Hill & Knowlton (Hong Kong)
Tel: (1) 212 885 0682	Tel: (852) 2894 6204
Email: elizabeth.cheek@hillandknowlton.com	Email: rico.ngai@hillandknowlton.com.hk

Gushan Environmental Energy Limited Announces the Impact of

New Notice Clarifying the PRC Consumption Tax Exemption, the Signing of an Agreement to Acquire an Additional 8% Beneficial Ownership Interest in Mianyang Jin Xin Copper Limited and the Granting of Share Options

Clarification of PRC Consumption Tax Exemption

New York, January 18, 2011 – Gushan Environmental Energy Limited (“Gushan” or the “Company”; NYSE: GU), a leading producer of biodiesel in China, today announced that it intends to resume production at Fujian Gushan Biodiesel Energy Co., Ltd., or Fujian Gushan, and to commence production at Chongqing Gushan Bio-Sources Energy Co., Ltd., or Chongqing Gushan, and Hunan Gushan Bio-Sources Energy Co., Ltd., or Hunan Gushan, in the second quarter of 2011 following a clarification by the Ministry of Finance of the People’s Republic of China, or the Ministry of Finance, and the State Administration of Taxation of the People’s Republic of China, or the SAT, that pure biodiesel made from waste animal fat or vegetable oil is exempt from consumption tax in China.

On December 24, 2010, the Ministry of Finance and the SAT issued Caishui [2010] No. 118, Notice Regarding the Exemption from Consumption Tax on Pure Biodiesel Made from Waste Animal Fats or Vegetable Oils (“Caishui 118”). According to Caishui 118, the production of pure biodiesel is exempted from consumption tax in China, provided that (i) waste animal fats or vegetable oils make up at least 70% of the raw materials used in producing the biodiesel, and (ii) the biodiesel produced satisfies certain quality standards previously issued by the General Administration of Quality Supervision, Inspection and Quarantine and the Standardization Administration of the People’s Republic of China in January 2007. Caishui 118 is effective immediately and applies retroactively to January 1, 2009, such that any consumption tax paid on any such biodiesel since January 1, 2009, will be refunded.

Gushan expects that biodiesel produced at all of its production facilities will satisfy the conditions set forth by Caishui 118 and so qualify for the exemption. As such, the Company is preparing to resume production of biodiesel at Fujian Gushan and to commence biodiesel production at Hunan Gushan and Chongqing Gushan in the second quarter of 2011.

In addition, the Company expects both Sichuan Gushan Vegetable Fat Chemistry Co., Ltd., or Sichuan Gushan, and Shanghai Gushan Bio-Energy Technologies Co. Ltd., or Shanghai Gushan, to resume production in the second quarter of 2011 pending the relocation of the Company’s Sichuan production facilities and the resolution of a previously disclosed legal dispute with a construction contractor of Shanghai Gushan, respectively.

As previously disclosed, the Company recorded a provision for liability under the consumption tax of approximately RMB114 million as of September 30, 2010. The Company expects to reverse this provision in the fourth quarter of 2010. However, until such results are reviewed and finalized, the Company cannot confirm that this reversal will be made.

While Gushan is pleased with the favorable outcome of the consumption tax issue, the high and rising cost of feedstock is adversely affecting the Company’s profitability in its biodiesel business. Consequently, Gushan is currently negotiating with the local government of Mianyang to be appointed as the exclusive collector and processor of used cooking oil in the regions under its jurisdiction. The Company plans to pursue similar appointments from the local governments of other regions in which it operates. Additionally, due to continuous problems with the quality of the castor bean produced caused, in part, by the climate in Indonesia, Gushan plans to terminate its castor bean supply contract with its Indonesian supplier. To better control costs, the Company is exploring the possibility of developing an internal feedstock production capability within China. The Company believes that by developing an internal feedstock production capability, it may be able to produce feedstock at a lower cost than could be obtained from third-party suppliers. The Company can give no assurance that any of these efforts will be successful.

Signing of Agreement to Acquire an Additional 8% Beneficial Ownership Interest in Mianyang Jin Xin Copper Limited

Gushan announced today that, effective December 31, 2010, it has entered into a definitive agreement (the “Agreement”) to acquire an additional 8% beneficial ownership interest in its 67%-owned subsidiary, Mianyang Jin Xin Copper Company Limited (“Jin Xin”), a metal recycler serving the power wire and cable industries, from Jin Xin’s minority shareholders for a total consideration of USD6,447,762, of which approximately USD3,731,343 will be lent by the selling shareholders to Jin Xin. Following the consummation of the Agreement, Gushan will beneficially own 75% of Jin Xin.

As previously disclosed, in November 2010 the Company acquired a 67% beneficial ownership interest in Jin Xin for consideration of 24 million ordinary shares of the Company to be held in escrow and released subject to adjustment pursuant to an earn-out arrangement, and a capital contribution to Jin Xin of RMB30.0 million (approximately USD4.5 million).

Granting of Share Options

Gushan announced today that on January 11, 2011, its Board of Directors granted share options exercisable for a total of 4,000,000 ordinary shares (400,000 American Depositary Shares (“ADSs”)) of the Company to 17 individuals, including 1,000,000 ordinary shares (100,000 ADSs) to 8 employees of Gushan’s wholly-owned subsidiaries and 3,000,000 ordinary shares (300,000 ADSs) to 9 employees of Jin Xin. These options have an exercise price of USD0.61 per ordinary share (as adjusted to USD6.10 per ADS) of the Company. The options will vest one third on each of the first, second, and third anniversaries from the date of grant. The options will expire ten years from the date of grant. The options have been granted pursuant to the Company’s share option scheme. The purpose of the option grants is to encourage the retention of personnel in a competitive market place. Together with those share options previously granted (taking into account those share options which have been forfeited and cancelled), there are 12,154,000 ordinary shares (1,215,400 ADSs) issuable upon exercise of outstanding share options and there are 1,529,194 ordinary shares (152,919 ADSs) available for future issuance upon the exercise of future grants under the share option scheme.

About Gushan Environmental Energy Limited

Gushan is a leader in the PRC biodiesel industry, in terms of annual production capacity, and one of the leading biodiesel producers in Asia, in terms of nominal capacity. Gushan produces biodiesel, a renewable, clean-burning and biodegradable fuel and a raw material used to produce chemical products, primarily from vegetable oil offal and used cooking oil, and by-products from biodiesel production, including glycerine, plant asphalt, erucic acid and erucic amide. Gushan sells biodiesel directly to users, such as marine vessel operators and chemical factories, as well as to petroleum wholesalers and individual retail gas stations. The Company has seven production facilities, located in the Sichuan, Hebei, Fujian and Hunan provinces and in Beijing, Shanghai and Chongqing, with a combined annual production capacity of 390,000 tons. Gushan’s Hebei and Beijing production facilities are currently in operation. Gushan also operates a copper recycling business through Mianyang Jin Xin Copper Company Limited (“Jin Xin”), a 67%-owned subsidiary, that manufactures copper rods, copper wires and copper granules from recycled copper in Sichuan. Jin Xin has one plant in Sichuan, with a daily production capacity of approximately 160 tons of recycled copper products.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by words such as “will,” “may,” “expect,” “anticipate,” “aim,” “target,” “intend,” “plan,” “believe,” “estimate,” “potential,” “continue,” and other similar statements. Statements other than statements of historical facts in this press release are forward-looking statements, including but not limited to, the Company’s expectations regarding the expansion of its production capacities, its future business development, and its beliefs regarding its production output. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Company and the industry. Important risks and uncertainties that could cause the Company’s actual results to be materially different from expectations include but are not limited to the effect of any applicable government policy, law or regulation, of natural disasters, and of intensifying competition in the biodiesel and alternative energy industries, the availability of suitable raw materials to the Company, and the risks set forth in the Company’s filings with the U.S. Securities and Exchange Commission (“SEC”), including on Form 20-F, as amended. The Company undertakes no obligation to update forward-looking statements, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that its expectations will turn out to be correct, and investors are cautioned that actual results may differ materially from the anticipated results.

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